One Financial Center Boston, MA 02111 617 542 6000 mintz.com

May 31, 2022

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Dougherty
Loan Lauren Nguyen

Re:	TMC the metals Co Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed April 14, 2022
File No. 333-260126

Dear Mr. Dougherty:

On behalf of TMC the metals Co Inc. (the “Company”), we submit this letter in response to the comment letter, dated May 10, 2022 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on April 14, 2022 (the “Post-Effective Amendment” and the initial Registration Statement on Form S-1 filed on October 7, 2021, the “Initial Registration Statement”). Concurrently, the Company is submitting Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response.

Post-Effective Amendment No. 1 to Form S-1 filed April 14, 2022

Legal Proceedings, page 73

1.	We note disclosure on page 7 and in a risk factor on page 21 entitled "We are involved in litigation that may adversely affect us, and may not be successful in our litigation related to non-performing Private Investment in Public Equity (“PIPE”) investors" in which you disclose that you expected to receive approximately $330 million of proceeds in the private placement that closed on September 9, 2021 in connection with the Closing (the “PIPE Financing”) but only received $110.3 million due to two investors that failed to fulfill their funding obligations under their subscription agreements with you. You further disclose that you have initiated litigation against the two non-performing investors in order to enforce the funding obligations. Please revise to provide information responsive to Item 103 of Regulation S-K about these legal proceedings, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. As applicable, please also consider providing updated disclosures regarding these proceedings.

Boston	London	Los Angeles	New York	San Diego	San Francisco	Washington

mintz, levin, cohn, ferris, glovsky and popeo, p.c.

MINTZ May 31, 2022 Page 2

Response: The Company respectfully acknowledges the Staff's comment and has revised its discussion of the legal proceedings on pages 32 and 73 of Amendment No. 1.

Management's Discussion and Analysis Financial Condition and Results of Operations Overview, page 101

2.	We note that you had increased operating costs in 2021 compared to what you projected in the "Certain DeepGreen Projected Financial Information" disclosed in your Form S-4 (333-255118), and that such projections include capital expenditures in 2022 and 2023 of $142 and $297 million, respectively, each greater than your cash and cash equivalents at December 31, 2021. Further, we note that in your "Technical Report Summary---Initial Assessment of NORI Property" filed as Exhibit 96.1 to your Form S-4, this report discloses that NORI expects to spend $237 million on pre-project activities between 2021 and the date of the investment decision, which is expected June 30, 2023. However, you disclose on page 109 that you believe that your cash on hand at December 31, 2021 of $84.9 million will be sufficient to meet your working capital and capital expenditure requirements into the third quarter of 2023. Please disclose the basis for your belief that you have sufficient cash to meet your capital requirements into the third quarter of 2023, and, discuss any changes to your operating plans, including if you continue to anticipate conducting enough pre-project activities to make the decision to mine on the NORI Contract Area on or around June 30, 2023. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company engaged AMC Consultants Pty Ltd. (“AMC”), a leading mining consulting firm, to provide a conceptual study of the potential viability of mineral resources in the NORI-D Area of the Clarion-Clipperton Zone, in which the Company has exploration rights. See page 130 of the Company’s Registration Statement on Form S-4 (333-255118) (the “Form S-4”), page 56 of the Post-Effective Amendment and Amendment No. 1. The study was not intended to establish a step-by-step roadmap on which the Company developed its strategic plan or operating budget. In September 2021, the Company stated that it believed that its cash on hand would be sufficient to meet its working capital and capital expenditure requirements to at least the third quarter of 2023 and that the available funds would be used to: (i) complete its nodule processing and refining pilot plant program, (ii) complete and submit its Environmental Impact Assessment, (iii) construct and deploy its pilot nodule collection system and (iv) submit an application for an exploitation contract for its NORI area. To date, the Company has successfully completed items (i) and (ii) and is in the process of completing items (iii) and (iv). See the Company’s press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Commission on September 7, 2021 and page 8 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations of DeepGreen Metals Inc. as of June 30, 2021 and for the six months ended June 30, 2021 filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Commission on September 15, 2021.

MINTZ May 31, 2022 Page 3

AMC undertook a Regulation S-K (subpart 1300) compliant initial assessment of the mineral resources and potential economic feasibility of the Company’s potential exploitation of the mineral resources of the NORI-D Area. The results of the initial assessment are summarized in AMC’s NORI Technical Report Summary, dated March 2021 (the “NORI Technical Report”), which was filed as Exhibit 96.1 to the Form S-4 and the Post-Effective Amendment. As disclosed in the Form S-4 on pages 229 and 230, the prospective financial information, including capital expenditures, included in the Form S-4 under “Certain DeepGreen Projected Financial Information” (the “Prospective Financial Information”) were based on information in the NORI Technical Report as well as estimates and assumptions made by the Company’s management prior to and around March 2021. The initial assessment summarized in the NORI Technical Report is a conceptual study consisting of a point-in-time analysis. The NORI Technical Report was intended to provide a third-party assessment of the economic potential of the Company’s potential exploitation of the mineral resources in the NORI-D Area. The estimated capital expenditures for 2022 and 2023 included in the Prospective Financial Information provided a basis upon which the potential economic value of NORI-D Area could be realized. The capital expenditures were based on information known at that time, including the Company’s expected receipt of up to approximately $500 million in cash following the closing of the Company’s business combination with Sustainable Opportunities Acquisition Corp. (“SOAC”) in September 2021 from a fully committed PIPE financing of $330 million and an estimated redemption rate of SOAC investors of less than 50% in connection with the closing of the business combination. These funds were expected to fund the Company’s activities into potential commercial production in 2024.

At the closing of the business combination, two PIPE investors defaulted on their obligations to fund their committed investment of $220 million. In addition, the redemption rate of SOAC investors was approximately 91%. As a result, the Company’s cash balance at the closing of the business combination was $113 million, significantly less than the expected balance at the time the NORI Technical Report and the Prospective Financial Information were prepared. In light of the significant deficit in expected funding, following the closing of the business combination in September 2021, the Company revised its budget and work plan to focus solely on activities necessary for the expected submission of an application to the International Seabed Authority (“ISA”) for an exploitation contract over the NORI-D Area. The Company removed any allocation of funds to capital expenditures that were not necessary to support the submission of the application.

Since early September 2021 and consistently since then, the Company has disclosed that it believes that its cash on hand following the closing of the business combination would be sufficient to meet its working capital and capital expenditure requirements to at least the third quarter of 2023 and that the available funds would be used to complete the tasks necessary to prepare an application for an exploitation contract for the NORI-D Area.

The projected capital expenditures of $142 and $297 million for 2022 and 2023, respectively (totaling $439 million over the two years), highlighted by the Staff include expenditures that could be and were deferred by the Company as these expenses were deemed unnecessary for the submission of an application to the ISA for an exploitation contract in the NORI-D Area. In addition, there are components of the project costs, which following the cash shortfall that occurred in connection with the business combination, the Company now intends to settle through the issuance of Company equity in lieu of cash payments.

MINTZ May 31, 2022 Page 4

The NORI Technical Report and the Prospective Financial Information considered a full lifecycle budget for the potential development of the NORI-D Area, factoring capital and operating expenditures to bring the asset into commercial production. The scope of activities contemplated by the Company has since been significantly narrowed following the closing of the business combination as compared to the breadth of activities considered in the NORI Technical Report and the Prospective Financial Information.

As shown below, the NORI Technical Report and the Prospective Financial Information included the full 12-month period of 2022 and 2023 allocating costs, including operating costs, to capital of $142 million and $297 million, respectively. The items in the analysis, among others were: (i) the conversion of the Hidden Gem into a commercial-ready vessel, (ii) the acquisition of a second drillship, (iii) equity-settled offshore costs and (iv) onshore feasibility activities:

	2022 $millions	2023 $millions	Total $millions
Projected expenses	142	297	439
Includes:
Conversion of the Hidden Gem	61	103	164
Acquisition of a second drillship	5	106	111
Equity-settled offshore costs	--	30	30
Onshore feasibility activities	--	30	30
Projected expenses excluding these items	76	28	104

The Company addressed each item as follows in its assessment of its cash reach, namely:

●	The total capital expenditure of $164 million for the conversion of the Hidden Gem drillship into a commercial-ready vessel as part of the Company’s Project Zero nodule collection system was always anticipated to be made following the submission of the application for an exploitation contract for the NORI-D Area and, therefore, was expected to be incurred following the third quarter of 2023. In line with the Company’s “capital light” strategy, it recently announced entering into a non-binding memorandum of understanding with Allseas Group S.A. (“Allseas”) for the conversion of the Hidden Gem drillship with an expected cost of approximately $110 million.

●	The total capital expenditure of $111 million for the acquisition and conversion of a second drillship was originally included in the NORI Technical Report and the Prospective Financial Information as projected expenditures in 2022 and 2023. These expenditures were deferred by the Company as the acquisition of the second ship is not required prior to the Company’s submission of an application for an exploitation contract over the NORI-D Area.

●	The 2023 offshore costs of $30 million were already assumed in the NORI Technical Report and the Prospective Financial Information to be settled through the issuance of Company equity. The Company also negotiated with its partners to settle additional offshore monitoring costs and costs related to the Pilot Mining Test System or PMTS developed by Allseas through the issuance of the Company’s equity.

●	To address the capital expenditure of $30 million of 2023 onshore feasibility activities included in the NORI Technical Report and the Prospective Financial Information, the Company undertook two parallel pathways: (i) deferral of any onshore processing expenditures not deemed essential prior to the submission of an application for an exploitation contract with the ISA and (ii) the Company entered into a non-binding memorandum of understanding with Epsilon Carbon Pvt. LTD. (“Epsilon Carbon”) to initiate a pre-feasibility study on an onshore facility with the cost for such report to be borne by Epsilon Carbon.

As discussed above, the NORI Technical Report and the Prospective Financial Information should not be used as a baseline for the Company’s intended use of cash following the business combination. As stated above, a large component of the 2022 and 2023 projected expenses included in the NORI Technical Report and the Prospective Financial Information were expected to be incurred after the third quarter of 2023 and were not part of the Company’s analysis that it expected its available funds would be sufficient to fund operations to the third quarter of 2023. As such, the Company’s cash as of September 9, 2021 and at the time of filing the Initial Registration Statement was sufficient to meet the milestones of its revised project plan.

MINTZ May 31, 2022 Page 5

The Company continued to monitor its cash position, budget and operating plans and based on its refined operating plans, implementation of its “capital light” strategy and committed and planned cash-settled forecasted costs, the Company believed that it continued to have sufficient funds to meet its working capital and capital expenditure requirements into the third quarter of 2023 upon filing the Post-Effective Amendment.

Following the filing of the Post-Effective Amendment, as part of its continual monitoring of its cash balances and refinement of its budgets and planned operations, the Company again refined its cash flow analysis. At this time, the Company had additional insight into its expected costs, which included additional cost pressures for items such as fuel, vessel costs, legal fees and communications spending. The further refined cash flow analysis completed in May 2022 showed that the Company’s cash on hand would be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. After filing the Post-Effective Amendment and before receipt of the Comment Letter, the Company disclosed this in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Commission on May 9, 2022 (the “Form 10-Q”). See page 24 of the Form 10-Q. The Company also disclosed in the Form 10-Q that additional cash resources may be required to fund operations in the next twelve months due to changes in business conditions or other developments, including, but not limited to, deferral of approvals, capital and operating cost escalation, currently unrecognized technical and development challenges or changes in external business environment.

In light of the Company’s further refined budget and operating plans, the Company has revised its discussion of liquidity on pages 29, 52, 111 and 112 of Amendment No. 1 to bring the disclosure in line with the disclosure in the Form 10-Q and the Company’s current expectations with respect to cash resources. In addition, in acknowledgment of the Staff’s comment, the Company has also revised the disclosure on pages 29, 52 and 112 of Amendment No. 1 to further state that the Company will need, and expects to seek, additional funds to further fund its operations.

3.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. Please also update your risk factors section accordingly.

Response: The Company respectfully acknowledges the Staff's comment and, in light of the Form 10-Q, has revised its discussion of its liquidity position since the business combination on pages 29, 30, 52, 111 and 112 of Amendment No. 1.

* * * * *

MINTZ May 31, 2022 Page 6

If you have any questions or comments in connection with this letter or Amendment No. 1, please contact the undersigned by phone at (617) 348-1715 or via e-mail at Dtkajunski@mintz.com.

Very truly yours,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Craig Shesky, Chief Financial Officer, TMC the metals Co Inc.
Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.